Executive Network Partnering Corporation

137 Newbury Street, 7th Floor

Boston, MA 02116

September 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Executive Network Partnering Corporation

Registration Statement on Form S-1

File No. 333-248267

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Executive Network Partnering Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on September 15, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Alex J. Dunn
Alex J. Dunn
Chief Executive Officer and Chief Financial Officer